Exhibit 4.1
(Translation)
LOAN AGREEMENT
SN Kosan Ltd. (the “Borrower”) and NIDEC CORPORATION (the “Lender”) hereby enter into this agreement (this “Agreement”) in regard to a JPY 14,500,000,000 loan extended by the Lender to the Borrower, as follows:
Article 1
Pursuant to the provisions of this Agreement, the Lender undertakes to the Borrower to lend the Borrower JPY 14,500,000,000 to be used as the Borrower’s working capital no later than December 19, 2008, and the Borrower will borrow the said amount.
Article 2
1.	The repayment deadline shall be full five years after the loan execution date.

2.	The Borrower may, from time to time, make repayment(s) prior to the repayment deadline, and shall make full repayment before the repayment deadline.

3.	Notwithstanding the foregoing paragraph, if any outstanding debt remains at the repayment deadline, the Borrower shall repay the Lender at once any remaining amount at the repayment deadline.
Article 3
The interest rate shall be 2.4% per annum, and the Borrower shall pay the lender such interest every three months.
Article 4
1.	In the event any of the following events becomes applicable to the Borrower, even if there is no demand notice from the Lender, the Borrower’s obligation shall automatically become due and payable, and the Borrower shall immediately pay the principle and the interest:
(1)	if the Borrower once fails to pay any interest provided in Article 3;

(2)	if the Borrower is subject to any provisional seizure, provisional disposition or compulsory execution in regard to other debts;

(3)	if the Borrower dishonors any bill or becomes insolvent;

(4)	if the Borrower files or has filed against it an application for bankruptcy, civil rehabilitation, corporate reorganization and the like;

(5)	if the Borrower undergoes dissolution, merger, corporate split or if there is any material change in the shareholder composition in the Borrower;

(6)	if the Lender judges there is any deterioration (or any fear of deterioration) in the

Exhibit 4.1
(Translation)
financial status of the Borrower; or

(7)	if the Borrower violates any provision of this Agreement.
Article 5
After the repayment deadline or when the Borrower’s obligations becomes due and payable, the Borrower shall pay to the Lender default interest on the remaining principal, at the rate of 15% per annum until its full repayment.
Article 6
1.	The jointly and severally responsible guarantor, Shigenobu Nagamori, shall guaranty the Lender, jointly and severally along with the Borrower, the Borrower’s debt to the Lender provided in this Agreement.

2.	In order to secure any and all debts of the Borrower to the Lender, which is made under this Agreement, the jointly and severally responsible guarantor shall create a pledge to the 4,500,000 shares of the Lender’s shares that such jointly and severally responsible guarantor owns.
IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in one copy, affixing the respective name (signature) and seal of the Borrower, the Lender and the jointly and severally responsible guarantor, and the Lender retains the original and the Borrower and jointly and severally responsible guarantor retains copies thereof.
December      3     , 2008
The Borrower:
518 Akinono-cho, Nijo-sagaru, Karasuma-dori, Nakagyo-ku, Kyoto
SN Kosan Ltd.
Sumiko Nagamori
Chairman of the Board, President Chief Executive Officer [Seal]
The Lender:
338 Kuzetonoshiro-cho, Minami-ku, Kyoto
NIDEC CORPORATION
Shigenobu Nagamori,
Chairman of the Board, President & Chief Executive Officer [Seal]
The jointly and severally responsible guarantor:
2-27, Oe Tsukahara-cho, Nishikyo-ku, Kyoto
Shigenobu Nagamori [Seal]